Spiral Energy Tech., Inc.
5510 Merrick Road
Massapequa, NY 11758

June 29, 2015

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549
Attention: Pamela Long, Assistant Director

Re:	Spiral Energy Tech., Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed June 22, 2015 File No. 333-183360

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spiral Energy Tech., Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 12:00 p.m., Eastern time, on July 1, 2015 or as soon thereafter as practicable.

The Company acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Leah E. Hutton, Esq. at (561) 515-2420 or email to lhutton@nasonyeager.com.

Very truly yours,

/s/ Ezra Green
Ezra Green, Chief Executive Officer